September 21, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010

Attn:	Ms. Melissa Duru Attorney Advisor Division of Corporate Finance

Re:	Apache Corporation Definitive Proxy Statement on Schedule 14A Filed March 30, 2007 File No. 001-04300
Ladies and Gentlemen:
This letter contains our response to the comments contained in your letter of August 21, 2007. We believe that this response should answer the issues raised in your comment letter. For clarity we have included the original question or comment followed by our response.
We acknowledge that:
•	Apache is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apache may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General:
The success of the company and its ability to create shareholder value depend upon its ability to retain and to motivate its employees, including the employees named in the proxy statement. Performance incentives are tools used by the company to achieve these important corporate objectives. The employment relationship between the company and each of its employees is a very personal relationship. It involves a myriad of personal issues, confidential matters, competitive pressures, privacy issues, and interpersonal relationships. We respect the privacy of

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our employees, and we honor the dignity of the employment relationship within the company. Other employees are not permitted to know the performance reviews of their peers within the company, for obvious reasons.
Likewise, performance reviews are not disclosed to competitors or to recruiting firms. To disclose such matters to other employees, competitors, and recruiters through public disclosure would result in companies losing key employees. The logical reaction of all companies to such an unsustainable business disadvantage would be their installation of a necessarily watered-down, generic and, consequently, less effective performance system. The result would be less specific goals for each individual and less frank performance feedback, all of which would be detrimental to the creation of shareholder value.
Apache is fully in accord with the principle of providing its investors with a clear and complete picture about the compensation earned by its named officers. We believe that detailed disclosure regarding the CEO and the chairman of the board is justified, because of the opportunity and the demonstration of abuse by certain companies. Apache is not such a company. Moreover, there is no clear demonstration of either opportunity or abuse when it comes to the compensation of employees at other levels in the company, below CEO. We have great concern about disclosing how standards and the exercise of subjective judgment are applied to specific individuals below the level of CEO, particularly where we would discuss how one officer met some of the standards and another did not or how subjective discretion was exercised. The disclosures regarding the “personal achievements” of a particular officer are extremely bothersome. These discussions could, among other things:
•	cause extreme angst to officers discussed because the discussion could be viewed as the company’s public humiliation or glorification of such officers and public criticism or praise of such officers’ performance and may ultimately cause such officers to leave the company or receive offers from competitors or recruiters;

•	cause competitors and recruiting firms to view those officers not meeting specific requirements as being unhappy with their job or compensation, and encourage such officers to leave the company, rather than correcting the performance problem as desired by the company;

•	cause competitors and recruiting firms to view those officers achieving specific requirements as attractive targets for their recruiting efforts, and encourage such officers to leave the company; and

•	constitute a violation of an officer’s privacy. For example, the Privacy Act of 1974 prohibits disclosure of certain information in an employee’s personnel file without that employee’s consent. We are aware that the 1974 Privacy Act is intended to apply to federal agencies, but certainly it is a standard to be observed in light of all the remedies that may be available to an employee for such unauthorized disclosure.
In summary, we believe the shareholders have elected the Board of Directors to conduct the business of Apache Corporation. The directors are expected to use their business judgment both

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in the selection of officers to conduct the business and in their supervision of such officers to ensure the best performance for the benefit of the company on an ongoing basis. Policies have been established to govern hiring of employees, incentive compensation, promotions, and other forms of benefits. Despite the detailed procedures adopted which may result in some form of “scoreboard” for an officer’s performance, there is still a great deal of subjective judgment employed by the Management Development and Compensation Committee (“MD&C Committee”) in administering incentive programs and the subjective judgment factor cannot be readily calculated.
Accordingly for the above reasons, we believe our discussions regarding how any particular officer, or group of employees, met or did not meet certain established standards should be limited to the results, rather than any explanations as to why standards were or were not met by any particular officer, or group of employees. We propose to include a paragraph similar to the following in our 2008 Proxy Statement which will apply to all discussions about compensation of officers or directors:
The company is aware of its responsibility in hiring and retaining competent and responsible officers and employees. The company consults with firms specializing in compensation analyses so that its employees are receiving compensation and incentive plans at least comparable to that of similar companies and are ably rewarded for providing the best service for the benefit of the shareholders. In the following discussions, we disclose which named officers or directors have participated in various incentive plans and any standards they are expected to meet in order to receive such benefits. We also disclose how much they have received under those plans during the past fiscal year, and in some cases for prior years.
Unless we specifically state otherwise, all of the factors considered in determining salaries and other compensation are applied to the individual officers and employees with regard to their positions, duties, extent of authority, and responsibilities. We do not disclose publicly the degree to which any particular officer or employee met a particular standard. We do not disclose this information because there is a personal relationship between the officer or employee and the company, and such disclosure may be an invasion of that employee’s privacy. The MD&C Committee has been charged with fair administration of base and incentive compensation to officers, and the Board of Directors is persuaded that the MD&C Committee has always used and will continue to use its business judgment in carrying out its objectives.
We address the individual comments as below:
Compensation Discussion and Analysis
          1. Revise this section to provide a more detailed explanation and analysis of specific factors that are considered in setting compensation for each of the named executive officers. For example, supplement the discussion on page 24 and discuss for each named executive officer, the aspects of his individual performance, prior experience and level of responsibility that factored into the total compensation he received during the

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last year. Similarly, discuss the “other relevant factors” that were considered in establishing the base salary of each of the named executive officers. In your discussion of the incentive bonus plans, discuss the “personal achievements”, if any, that factored into the determination of compensation awarded under a bonus plan during the fiscal year for a named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
We believe we have provided the disclosure called for by Item 402(b)(2) of Regulation S-K. As discussed above, we do not believe it is appropriate to discuss the relevant factors you mention with respect to each officer and give a weight of each factor in determining the total compensation received by that officer. This would also apply to details regarding the “personal achievements” and the weight each carried in the process. We believe this disclosure would raise privacy issues and have a negative impact on competition for employees in a manner that would outweigh the materiality of the disclosure to investors.
          2. Rather than only describing each of the separate bonus plans, consistent with the requirements of Item 402(b)(l)(vi) of Regulation S-K, explain how awards of such bonus amounts under each plan fit into the company’s overall objectives and why you have established separate plans in which not all executives may participate (e.g. the separate cash incentive compensation plan for the CEO and the Chairman of the Board). Similarly, as required by Item 402(b)(l)(v) of Regulation S-K, disclose why the incentive bonus targets for certain of your executives is set at 75% of base salary while for regional vice-presidents, it can be up to 100%.
Response:
Separate plans are created for different levels of officers because officers have different levels of responsibility in the company. For example, the Chairman and the CEO are responsible for the operational performance of the entire company, and regional vice-presidents are responsible only for the performance of their regions. No officer other than the Chairman and the CEO is responsible for the performance of the entire company. Incentive compensation is, by definition, designed to compensate employees for achieving performance goals that their efforts can impact. Although we believe that these basic precepts of compensation are well known among our shareholders, we will nevertheless repeat them explicitly in our 2008 proxy statement to clarify the issue.
Corporate incentive plans are designed for the corporate executives who have an impact on company performance, at their respective levels within the company. Regional incentive plans are designed to recognize the success of a particular region’s production, revenue, and cost results. Bonus targets for the corporate level executives are tied to both market requirements for retention purposes and level of responsibility in the company. Base salaries are largely driven by competitive factors, while bonuses are provided in order to reward achievement and to provide incentive for performance. We will expand disclosure in our 2008 proxy statement to clarify the issue.

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Methodology, page 23
          3. Clarify whether the peer group of “direct competitors” identified by the MD&C Committee that is discussed on page 24 is comprised of the same companies referenced under this heading. In addition, please disclose in sufficient detail the “common factors” you share with the group of companies in the peer group. To the extent there are companies in the group that do not share similar characteristics as those of the company, please revise to explain the reasons for inclusion of such companies in the peer group. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
Yes, the “direct competitors” under the heading “Base Salary” are the same group of companies discussed on page 24 under the heading “Methodologies.”
The two strongest correlates are industry and revenue size. For example, although Exxon, Royal Dutch Shell, and Chevron are in the same industry, we have not included them in our list of peer companies because they are significantly larger than we are. Likewise, we have not included companies that are similar in size to Apache if they are in retailing, pharmaceuticals, or other non-related industries, because we typically do not hire executives from such companies, nor would we be likely to lose executives to such companies.
We will expand the disclosure in our 2008 proxy statement to clarify the issue.
Base Salary, page 25
          4. You indicate that you target base salaries to fall “at or above the median” of executive salaries paid by comparable companies in your peer group. Revise to identify the specific percentile targeted for each named executive officer. In addition, please disclose where you target each other element of compensation against peer companies and the percentiles represented by actual compensation paid for 2006 to each named executive officer. While we note the statement that actual base salaries “generally fell” at the median during 2006, please disclose instances in which the salaries were not at the median and the reasons for any divergence from the targeted percentile. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
Item 402(b)(2)(xiv) of Regulation S-K provides as follows: “While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, in a given case, among other things, the following: . . . (xiv) Whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).”
We believe we have complied with Item 402(b)(2)(xiv) of Regulation S-K. We do not see anything in this requirement that suggests that we should break out for each named individual

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how his or her salary relates to the salary of any of the other named individuals. For example, one named executive may be above the 50th percentile, while another may be below the 50th percentile. It is not in the best interests of the company and its shareholders to create unrest among the named executives. Disclosure of such information would detract from the company’s ability to create shareholder value, by making it harder to retain key employees and by creating unrest among them. Alternatively, the company’s costs would increase by forcing all salaries up to the highest common denominator.
Apache does not deem it vital that the base salaries of its executive officers fall within a certain percentile target. It is desirable that they do, but failure of such salaries to meet that target is not an event that erodes the quality of procedures determining such salaries. The fact that some salaries did not meet their targets in the past has not been detrimental to Apache’s ability to recruit and keep its officers. We will expand disclosure in our 2008 proxy statement to clarify that the percentile targets are merely guidelines, and only one of several considerations given in establishing base salaries.
          5. Please provide an explanation of the reasons for awarding base salary compensation in the exact amount to your Chief Executive Officer and Chairman. Although you reference benchmarking against the peer group identified on page 24, it is unclear whether and how compensation was determined by reference to such benchmarks given that only two of the companies listed, appear to have a bifurcated structure in management similar to that of the company. Please give adequate consideration to Item 402(b)(2)(vii) of Regulation S-K and address in detail the specific and separate functions and achievements of the chief executive officer versus the chairman and how such achievements factored into the base salary awarded to each individual. To the extent there is an overlap in duties, address distinctions in achievement of results that factored into the compensation made.
Response:
We have indicated in the disclosure that the benchmarks are only one of three factors considered in establishing base salaries. We will expand the disclosure in our 2008 proxy statement, with respect to the compensation of our CEO and Chairman, to discuss their roles as explained on pages 28 and 29 with a caveat that comparison with direct competitors’ base salaries would have to be with information that is available as to a similar situation. What is most important to Apache is to maintain these salaries at a competitive rate for the benefit of the company.
The specific and separate functions and achievements of the Chairman and the CEO can be found on pages 28 and 29. We believe this structure, considering the incumbents, is a strategic advantage to the company. Our founding chairman’s visionary talents, reputation for high integrity and fair dealing, keen understanding of the multiple factors that impact the oil and gas industry, and strong business relationships have directly contributed to the success of the company. As a strategic partner of the Chairman, our CEO further strengthens the top management structure with his leadership skills providing guidance to the rest of the senior management team on an ongoing basis. Both positions are considered equal in impact to the company, and as a result their collaborative effort has resulted in the same base salary.
The compensation of Apache’s Chairman and CEO, combined, are reasonable by comparison to the compensation levels of many of their counterparts in Apache’s peer companies. For example, Occidental Petroleum’s CEO earned $51.6 million in 2006, and Chesapeake Energy’s

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top two executives earned a combined $50 million in 2006. By comparison, Apache’s CEO had total compensation of $5.3 million in 2006, and the Chairman had total compensation of $4.2 million in 2006. The median total compensation for the CEOs of all oil and gas companies listed in the Wall Street Journal’s “CEO Compensation Survey – 2006” was $14.7 million, which is more than Apache’s Chairman and CEO earned on a combined basis. As reported by The Wall Street Journal on April 10, 2007, Apache was ranked second on full-cycle return on investment from 2002 through 2006 for large and medium energy companies. Despite the Board of Directors’ belief that the company has had an exemplary performance, it has maintained executive compensation at reasonable levels that do not exhibit any of the excesses about which shareholders have been concerned at other companies.
We will expand the disclosure in our 2008 proxy statement to clarify the issue.
Incentive Bonus, page 25
          6. Please disclose the specific financial, operational and strategic objectives and personal achievement targets and/or goals established for each of the named executive officers for fiscal 2006 and 2007. We note that no quantitative information was provided with respect to the categories of corporate performance goals that are listed on pages 25-26. Additionally, we refer you to disclosure on page 25 that suggests that specified corporate objectives for 2007 were established in the early months of the year. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the corporate and individual performance goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please revise to disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response:
Apache believes that omission of the application of the categories to specific officers does not cause the disclosure to be inconsistent with the provisions of S-K 402(b)(2). In our 2008 proxy statement, we will add disclosure consistent with the position we described earlier in this letter. The company believes that conducting personal performance reviews in public would violate the privacy of its officers in such matters. Since the requested information may involve disclosure of trade secrets and other proprietary information, we will consider, at the time of preparation of our 2008 proxy statement, requesting relief under Instruction 4 to Item 402(b) of Regulation S-K. We will add disclosure to our 2008 proxy statement to discuss how difficult it is to achieve the performance goals.
          7. We direct you to Instructions 1 and 2 to Item 402(b) of Regulation S-K. Your discussion of the “thirteen operational, financial, and administrative strategic objectives” could be improved by identifying how such objectives factor into compensation that will be awarded on a going-forward basis or that has been awarded in the prior year. Additionally, your disclosure indicates that a majority, but not all of the objectives were achieved in 2006. As such, it appears that the committee exercised its discretion in awarding bonuses and in

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setting the target at the level that it did. Please supplement your disclosure to address the circumstances when such discretion could be exercised and the reasons for the past year’s exercise of discretion. See Item 402(b)(2)(vi) of Regulation S-K.
Response:
We will include a discussion in our 2008 proxy regarding, generally, how the selected objectives fit into the overall compensation structure. A great deal of subjective judgment is exercised in private by the MD&C Committee in determining the relative success of each of the goals and how they apply to individual officers. The MD&C Committee may exercise discretion in awards it makes under the plans but these are matters of business judgment. We believe privacy issues preclude us from discussing this on an individual officer basis.
Summary Compensation Table, page, 31
          8. We direct you to Release 33-8732A, Section II.B. 1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please further supplement your disclosure to discuss the discrepancies in type and amount of compensation awarded to the named executive officers. For example, clarify why Mr. Farris received restricted stock awards and additional or “other” compensation that were significantly greater than those awarded to Mr. Plank and any other named executive officer.
Response:
Mr. Farris’ restricted stock award is described on page 37 as a footnote to the Option Exercises and Stock Vested Table. This special award was given for the specific purpose of retention. At the time of the award, there was a strong need to ensure the continuity of Mr. Farris’ impact on and contributions to the company, which has been clearly demonstrated through past performance.
The “other” compensation is itemized on page 33 under the Benefits and Perquisites section. Mr. Farris’ participation in the company’s Non-Qualified Retirement/Savings Plan is at a higher level than the other named executives. Also contributing to the larger “other compensation” total for Mr. Farris is the higher premium for his company-provided life insurance.
As discussed above, the compensation levels for chief executive officers among our peer companies is quite high. In order to remain competitive and retain our CEO, it is necessary to pay our CEO at a higher level than other employees of the company. The relevant comparisons for Mr. Farris’s compensation are not the compensation of other employees within the company, but rather the compensation for CEO’s of other companies that might compete with Apache for Mr. Farris’s services.
We will expand the footnotes in our 2008 proxy statement to discuss the reasons underlying the grant to Mr. Farris.

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Benefits and Perquisites, page 32
          9. Please revise to explain the purpose and components of the various expatriate assignment forms of compensation. We note an absence for example, of discussion of the reasons for the discrepancy in payments made to Messrs. Crum and Eichler.
Response:
The various components of expatriate compensation differ according to the country of assignment. We will expand the disclosure in our 2008 proxy statement to clarify the issue. The table clearly sets forth the amount of each component that was due and payable to each executive. The $43,000 difference in total between Mr. Crum and Mr. Eichler results from the differing locations and terms of their assignments. As noted in the biographical section, Mr. Crum was Executive Vice President – Apache North Sea until June 2006, less than half of the year, and Mr. Eichler was Executive Vice President – Egypt, where he resided for the full year.
Outstanding Equity Awards at Fiscal Year-End Table, page 35
          10. We note disclosure in footnote 10 regarding the relinquishment in March 2007 of a portion of the referenced option. Explain the reasons for the relinquishment to provide further context to the disclosure provided.
Response:
Shortly after the company began a management program to reduce general and administrative expenses, Mr. Raymond Plank submitted written notification to the Stock Option Committee of his desire to relinquish a portion of the referenced option. The company did not request the relinquishment, and the Stock Option Committee accepted his request.
The company did not request an explanation from Mr. Plank as the relinquishment did not adversely affect the interests of the company or any other officers or directors. We will expand the disclosure in our 2008 proxy statement to clarify the issue.
Employment Contracts and Termination of Employment and Change-in-Control Arrangements, page 39
          11. We refer you to each of Items 402(b)(l)(ii), (iv) and (vi) of Regulation S-K and note the terms of the employment agreement with Mr. Raymond Plank as referenced in footnote 1 to the table. Given what appears to be significant post-termination benefits that are not at risk, revise your Compensation Discussion and Analysis to address each of these disclosure points. In addition, address whether in benchmarking compensation elements with other companies, Mr. Plank’s employment contract terms are typical or atypical and, if atypical, disclose why the company continues to choose to pay the compensation noted.
Response:
Mr. Raymond Plank’s employment agreement was originally entered into on December 3, 1975, and was last amended more than ten years ago in April 1996, except for technical changes required by Internal Revenue Code Section 409A.
Mr. Plank founded the company in 1954. He has led Apache for more than 53 years, building its

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market value over that time from a beginning capital of $250,000 to a present market capitalization of approximately $29,000,000,000. Recently published research concluded, “Investors who’ve noticed that powerful link between founders and their companies have been rewarded. Shares of companies that retain their founders as CEOs [or Chairmen], even after they become large corporations, have enjoyed gains that topped the market by four times on average, according to a USA TODAY database study.” Given his substantial contributions to the company and to shareholder value over more than 53 years, we believe that the benefits under Mr. Plank’s employment agreement are well justified and have been earned. The amounts payable under that employment agreement are far below those paid to executives who make comparable contributions at other companies.
The determination of post-termination benefits for Mr. Plank was made in April 1996 and has remained the same in amount and circumstance since that time. The decisions regarding those provisions resulted from circumstances in effect in 1996. Accordingly, it does not seem appropriate to explain why the existing factors were or were not applied in 1996. We do not believe additional disclosure on this issue is necessary to comply with sub-paragraphs (ii), (iv) and (vi) of Item 402(b)(l).
          12. In footnote 5, you disclose that the company “more often than not” has paid executive level positions up to two times base salary and benefits continuation for two years. If so, explain the circumstances in the past in which the decision was made to pay such benefits and assuming the triggering event occurred at the end of the prior fiscal year, revise the table, as may be appropriate, to reflect such potential payments if they would, under the circumstances noted, have most likely resulted in the payment of such benefits. Please note that Item 402(j) of Regulation S-K refers to written and unwritten contracts, agreements, plans or arrangements. Moreover, ensure that your Compensation Discussion and Analysis provides an analysis of the reasons for the post-termination provisions you have provided in the past and will continue to provide in the future.
Response:
As indicated in the table on page 39, circumstances in which this has occurred are in the event of a termination without cause. None of the officers named in the 2006 proxy statement was terminated by the company, and therefore none has received termination payments. There are no written or unwritten contracts, agreements, plans or arrangements that provide for or guaranty such termination payments. They have been merely a practice of the company, not an obligation of the company. Decisions by the company to pay termination benefits, and in what amounts, were determined on an individual case basis and not as a matter of policy. We believe that termination payments in such amounts are consistent with the practice of other companies of our size for the named executives. The amount is disclosed as being up to two times base salary, plus benefits continuation for up to two years. Those amounts are disclosed in the summary compensation table on page 31. In future proxy statements, we will address this issue in the analysis section.

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          13. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control plans. See Item 402(b)(l)(v) and 402(j)(3) of Regulation S-K.
Response:
We have reviewed the disclosures in Footnotes 1, 2 and 4 to the Table on page 39 and believe the disclosure you request is included therein. The amounts shown in the table will not change regardless of the circumstances causing the trigger. If we have missed responding to your question, please advise.
Nonqualified Deferred Compensation, page 38
          14. Please revise to disclose the information required by the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amounts reported in the contributions and earnings columns that are reported as compensation in the last completed fiscal year in your Summary Compensation Table and quantification of the amounts reported in the aggregate balance at last fiscal year end (column (f)) that previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years.
Response:
We believe that the company has provided adequate disclosure as provided in item 402(i)(2) of Regulation S-K, as described in the paragraphs which follow. If we have misunderstood your question, please advise.
Executive Contributions in column (b) row (i) of the Non-Qualified Deferred Compensation Table on page 38 are reported in the salary column of the Summary Compensation Table on page 31 which represents employee deferrals into the Non-Qualified Retirement/Savings Plan. Executive Contributions in column (b) row (ii) of the Non-Qualified Deferred Compensation Table reflect deferral of stock awards into the Deferred Delivery Plan that were granted in prior years as described in footnote (ii) on page 37 of the Option Exercises and Stock Vested Table.
Registrant contributions in column (c) row (i) of the Non-Qualified Deferred Compensation Table on page 38 match to the second row entitled “Company Contributions Non-Qualified Plan“on page 33 in the “All Other Compensation” table as reflected on page 31 in the Summary Compensation Table under column (i) as a component of All Other Compensation.
Aggregate Earnings reported under column (d) of the Non-Qualified Deferred Compensation Table on page 38 is also reported in the Summary Compensation Table under column (h).
Instruction to Item 402(i)(2) states: “Provide a footnote quantifying the extent to which . . . amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for previous years.” We respectfully request that the staff clarify exactly what disclosure it seeks pursuant to this Instruction.

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Conclusion:
If there is need for further discussion, we would appreciate hearing from you and are willing to sit down with you and explain our positions in greater detail.

Respectfully, APACHE CORPORATION
By:	/s/ Margery M. Harris
Margery M. Harris
Vice President – Human Resources